December 29, 2021

VIA EDGAR

Anuja Majmudar

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	DocGo Inc.
Registration Statement on Form S-1, as amended Filed December 15, 2021 File No. 333-261363

Dear Ms. Majmudar:

DocGo Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-261363), be accelerated and that it be declared effective on January 3, 2021 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Evan D’Amico of Gibson, Dunn & Crutcher LLP at (202) 887-3613.

Very truly yours,

DOCGO INC.

By:	/s/ Andre Oberholzer
	Name:	Andre Oberholzer
	Title:	Chief Financial Officer

cc:	Stan Vashovsky
Chief Executive Officer
DocGo Inc.

cc:	George Stamas
Evan D’Amico
Gibson, Dunn & Crutcher LLP